UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
INTELLIGROUP, INC.

(Name of Issuer)
Common Stock, $0.01 Par Value

(Title of Class of Securities)
45816A106

(CUSIP Number)
Andrew Y. Yan
Suites 2115-2118
Tow Pacific Place, 88 Queensway
Hong Kong
(852) 2918-2200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 14, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45816A106

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): SB Asia Infrastructure Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		15,098,038 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		15,098,038 (1)

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

26,121,732 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

63.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1)    These shares are held by SB Asia Infrastructure Fund L.P. (“SAIF”). The power to vote and direct the disposition of these shares is exercised by SB Asia Pacific Partners LP, the sole general partner of SAIF.
(2)    Consists of 15,098,038 shares of common stock held by SAIF and 11,023,694 shares of common stock held by Venture Tech Assets Ltd. (“Venture Tech”). SAIF is a party to (i) a Common Stock Purchase Agreement, dated as of September 29, 2004, as amended March 21, 2005 (the “2004 Purchase Agreement”), by and among Intelligroup, Inc. (the “Company”), SAIF and Venture Tech, (ii) a Common Stock Purchase Agreement, dated as of March 30, 2006, by and among the Company, SAIF and Venture Tech (the “2006 Purchase Agreement”, and together with the 2004 Purchase Agreement, the “Purchase Agreements”), and (iii) a Shareholders’ Agreement, dated as of June 14, 2010, among NTT Data Corporation (“Parent”), Mobius Subsidiary Corporation, an indirect, wholly owned subsidiary of Parent, the Company, SAIF and Venture Tech (the “Shareholders’ Agreement”). By virtue of the Purchase Agreements and the Shareholders’ Agreement, SAIF may be deemed a “group” with Venture Tech within the meaning of Section 13(d)(3) of the Act, and as a result, may be deemed to have beneficial ownership of the shares of common stock beneficially owned by Venture Tech. SAIF and each of the other reporting persons in this Schedule 13D Amendment No. 2 disclaims membership in any such “group” and disclaims beneficial ownership of the 11,023,694 shares of common stock held by Venture Tech. See Items 4 and 6 of this Schedule 13D Amendment No. 2 for a more detailed description of the Purchase Agreements and the Shareholders’ Agreement.

CUSIP No.	45816A106

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): SB Asia Pacific Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		15,098,038 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		15,098,038 (1)

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

26,121,732 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

63.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)	Solely in its capacity as the sole general partner of SB Asia Infrastructure Fund L.P. (“SAIF”). The power to vote and direct the disposition of these shares is exercised by SB Asia Pacific Investments Limited, the sole general partner of SB Asia Pacific Partners LP.

(2)	Consists of 15,098,038 shares of common stock held by SAIF and 11,023,694 shares of common stock held by Venture Tech Assets Ltd. (“Venture Tech”). SAIF is a party to (i) a Common Stock Purchase Agreement, dated as of September 29, 2004, as amended March 21, 2005 (the “2004 Purchase Agreement”), by and among Intelligroup, Inc. (the “Company”), SAIF and Venture Tech, (ii) a Common Stock Purchase Agreement, dated as of March 30, 2006, by and among the Company, SAIF and Venture Tech (the “2006 Purchase Agreement”, and together with the 2004 Purchase Agreement, the “Purchase Agreements”), and (iii) a Shareholders’ Agreement, dated as of June 14, 2010, among NTT Data Corporation (“Parent”), Mobius Subsidiary Corporation, an indirect, wholly owned subsidiary of Parent, the Company, SAIF and Venture Tech (the “Shareholders’ Agreement”). By virtue of the Purchase Agreements and the Shareholders’ Agreement, SAIF may be deemed a “group” with Venture Tech within the meaning of Section 13(d)(3) of the Act, and as a result, may be deemed to have beneficial ownership of the shares of common stock beneficially owned by Venture Tech. SAIF and each of the other reporting persons in this Schedule 13D Amendment No. 2 disclaims membership in any such “group” and disclaims beneficial ownership of the 11,023,694 shares of common stock held by Venture Tech. See Items 4 and 6 of this Schedule 13D Amendment No. 2 for a more detailed description of the Purchase Agreements and the Shareholders’ Agreement.

CUSIP No.	45816A106

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): SB Asia Pacific Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		15,098,038 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		15,098,038 (1)

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

26,121,732 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

63.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1)    Solely in its capacity as the sole general partner of SB Asia Pacific Partners LP. The power to vote and direct the disposition of these shares is exercised by Asia Infrastructure Investments Limited, the sole shareholder of SB Asia Pacific Investments Limited.
(2)    Consists of 15,098,038 shares of common stock held by SB Asia Infrastructure Fund, L.P. (“SAIF”) and 11,023,694 shares of common stock held by Venture Tech Assets Ltd. (“Venture Tech”). SAIF is a party to (i) a Common Stock Purchase Agreement, dated as of September 29, 2004, as amended March 21, 2005 (the “2004 Purchase Agreement”), by and among Intelligroup, Inc. (the “Company”), SAIF and Venture Tech, (ii) a Common Stock Purchase Agreement, dated as of March 30, 2006, by and among the Company, SAIF and Venture Tech (the “2006 Purchase Agreement”, and together with the 2004 Purchase Agreement, the “Purchase Agreements”), and (iii) a Shareholders’ Agreement, dated as of June 14, 2010, NTT Data Corporation (“Parent”), Mobius Subsidiary Corporation, an indirect, wholly owned subsidiary of Parent, the Company, SAIF and Venture Tech (the “Shareholders’ Agreement”). By virtue of the Purchase Agreements and the Shareholders’ Agreement, SAIF may be deemed a “group” with Venture Tech within the meaning of Section 13(d)(3) of the Act, and as a result, may be deemed to have beneficial ownership of the shares of common stock beneficially owned by Venture Tech. SAIF and each of the other reporting persons in this Schedule 13D Amendment No. 2 disclaims membership in any such “group” and disclaims beneficial ownership of the 11,023,694 shares of common stock held by Venture Tech. See Items 4 and 6 of this Schedule 13D Amendment No. 2 for a more detailed description of the Purchase Agreements and the Shareholders’ Agreement.

CUSIP No.	45816A106

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): Asia Infrastructure Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		15,098,038 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		15,098,038 (1)

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

26,121,732 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

63.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1)    Solely in its capacity as the sole shareholder of SB Asia Pacific Investments Limited. The power to vote and direct the disposition of these shares is exercised by SB First Singapore Pte Ltd., a voting shareholder of Asia Infrastructure Investments Limited, which exercises control with respect to Asia Infrastructure Investments Limited’s interest in SB Asia Pacific Investments Limited.
(2)    Consists of 15,098,038 shares of common stock held by SB Asia Infrastructure Fund, L.P. (“SAIF”) and 11,023,694 shares of common stock held by Venture Tech Assets Ltd. (“Venture Tech”). SAIF is a party to (i) a Common Stock Purchase Agreement, dated as of September 29, 2004, as amended March 21, 2005 (the “2004 Purchase Agreement”), by and among Intelligroup, Inc. (the “Company”), SAIF and Venture Tech, (ii) a Common Stock Purchase Agreement, dated as of March 30, 2006, by and among the Company, SAIF and Venture Tech (the “2006 Purchase Agreement”, and together with the 2004 Purchase Agreement, the “Purchase Agreements”), and (iii) a Shareholders’ Agreement, dated as of June 14, 2010, among NTT Data Corporation (“Parent”), Mobius Subsidiary Corporation, an indirect, wholly owned subsidiary of Parent, the Company, SAIF and Venture Tech (the “Shareholders’ Agreement”). By virtue of the Purchase Agreements and the Shareholders’ Agreement, SAIF may be deemed a “group” with Venture Tech within the meaning of Section 13(d)(3) of the Act, and as a result, may be deemed to have beneficial ownership of the shares of common stock beneficially owned by Venture Tech. SAIF and each of the other reporting persons in this Schedule 13D Amendment No. 2 disclaims membership in any such “group” and disclaims beneficial ownership of the 11,023,694 shares of common stock held by Venture Tech. See Items 4 and 6 of this Schedule 13D Amendment No. 2 for a more detailed description of the Purchase Agreements and the Shareholders’ Agreement.

CUSIP No.	45816A106

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): SB First Singapore Pte Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Singapore

	7	SOLE VOTING POWER:

NUMBER OF		15,098,038 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		15,098,038 (1)

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

26,121,732 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

63.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1)	Solely in its capacity as a voting shareholder of Asia Infrastructure Investments Limited that exercises control with respect to Asia Infrastructure Investments Limited’s interest in SB Asia Pacific Investments Limited. The power to vote and direct the disposition of these shares is exercised by SOFTBANK Corp., the sole shareholder of SB First Singapore Pte Ltd.

(2)	Consists of 15,098,038 shares of common stock held by SB Asia Infrastructure Fund, L.P. (“SAIF”) and 11,023,694 shares of common stock held by Venture Tech Assets Ltd. (“Venture Tech”). SAIF is a party to (i) a Common Stock Purchase Agreement, dated as of September 29, 2004, as amended March 21, 2005 (the “2004 Purchase Agreement”), by and among Intelligroup, Inc. (the “Company”), SAIF and Venture Tech, (ii) a Common Stock Purchase Agreement, dated as of March 30, 2006, by and among the Company, SAIF and Venture Tech (the “2006 Purchase Agreement”, and together with the 2004 Purchase Agreement, the “Purchase Agreements”), and (iii) a Shareholders’ Agreement, dated as of June 14, 2010, among NTT Data Corporation (“Parent”), Mobius Subsidiary Corporation, an indirect, wholly owned subsidiary of Parent, the Company, SAIF and Venture Tech (the “Shareholders’ Agreement”). By virtue of the Purchase Agreements and the Shareholders’ Agreement, SAIF may be deemed a “group” with Venture Tech within the meaning of Section 13(d)(3) of the Act, and as a result, may be deemed to have beneficial ownership of the shares of common stock beneficially owned by Venture Tech. SAIF and each of the other reporting persons in this Schedule 13D Amendment No. 2 disclaims membership in any such “group” and disclaims beneficial ownership of the 11,023,694 shares of common stock held by Venture Tech. See Items 4 and 6 of this Schedule 13D Amendment No. 2 for a more detailed description of the Purchase Agreements and the Shareholders’ Agreement.

CUSIP No.	45816A106

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): SOFTBANK Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Japan

	7	SOLE VOTING POWER:

NUMBER OF		15,098,038 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		15,098,038 (1)

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

26,121,732 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

63.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1)	Solely in its capacity as the sole shareholder of SB First Singapore Pte Ltd.

(2)	Consists of 15,098,038 shares of common stock held by SB Asia Infrastructure Fund, L.P. (“SAIF”) and 11,023,694 shares of common stock held by Venture Tech Assets Ltd. (“Venture Tech”). SAIF is a party to (i) a Common Stock Purchase Agreement, dated as of September 29, 2004, as amended March 21, 2005 (the “2004 Purchase Agreement”), by and among Intelligroup, Inc. (the “Company”), SAIF and Venture Tech, (ii) a Common Stock Purchase Agreement, dated as of March 30, 2006, by and among the Company, SAIF and Venture Tech (the “2006 Purchase Agreement”, and together with the 2004 Purchase Agreement, the “Purchase Agreements”), and (iii) a Shareholders’ Agreement, dated as of June 14, 2010, among NTT Data Corporation (“Parent”), Mobius Subsidiary Corporation, an indirect, wholly owned subsidiary of Parent, the Company, SAIF and Venture Tech (the “Shareholders’ Agreement”). By virtue of the Purchase Agreements and the Shareholders’ Agreement, SAIF may be deemed a “group” with Venture Tech within the meaning of Section 13(d)(3) of the Act, and as a result, may be deemed to have beneficial ownership of the shares of common stock beneficially owned by Venture Tech. SAIF and each of the other reporting persons in this Schedule 13D Amendment No. 2 disclaims membership in any such “group” and disclaims beneficial ownership of the 11,023,694 shares of common stock held by Venture Tech. See Items 4 and 6 of this Schedule 13D Amendment No. 2 for a more detailed description of the Purchase Agreements and the Shareholders’ Agreement.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons on October 13, 2004 and Amendment No. 1 to the Schedule 13D filed with the SEC by the Reporting Persons on April 5, 2006 (“Amendment No. 1”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D or Amendment No. 1. Capitalized terms used herein shall have the meaning ascribed to them in the Schedule 13D and Amendment No. 1, unless otherwise defined herein.
Item 1. Security and Issuer.
          Item 1 is hereby amended by deleting it in its entirety and replacing it with the following:
          This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of Intelligroup, Inc., a New Jersey corporation (the “Company”). The address of the principal executive offices of the Company is 5 Independence Way, Suite 220, Princeton, New Jersey 08540.
Item 2. Identity and Background.
          Item 2 is hereby amended by deleting the second paragraph of Item 2(a) in its entirety and replacing it with the following:
          The Common Stock Purchase Agreement, dated as of September 29, 2004, as amended March 21, 2005 (the “2004 Purchase Agreement”), by and among the Company, the Fund and Venture Tech and the Common Stock Purchase Agreement, dated as of March 30, 2006, by and among the Company, the Fund and Venture Tech (the “2006 Purchase Agreement”, and together with the 2004 Purchase Agreement, the “Purchase Agreements”) provide for, under certain conditions, the designation by the Fund and Venture Tech of up to five members of the board of directors of the Company (the “Board”). By virtue of the Purchase Agreements and the Shareholders’ Agreement, dated as of June 14, 2010, among NTT Data Corporation (“Parent”), Mobius Subsidiary Corporation, an indirect, wholly owned subsidiary of Parent (the “Purchaser”), the Company, the Fund, and Venture Tech (the “Shareholders’ Agreement”), which is more fully described in Item 4 hereof, the Reporting Persons may be deemed to be a group with Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Common Stock held by Venture Tech. Each of the Reporting Persons disclaims membership in any such group and disclaims beneficial ownership of the Common Stock held by Venture Tech, and each Reporting Person is filing this Schedule 13D Amendment No. 2 on behalf of itself and not on behalf of any other person or entity and understands that Venture Tech files separate reports on Schedule 13D.
           Item 2 is further amended by deleting the final two paragraphs of Item 2(a), and the accompanying charts, in its entirety and replacing it with the following:
          SB Singapore is a Singapore corporation, the principal business of which is the holding of the voting securities in Asia Investments. The principal business address of SB Singapore, which also serves as its principal office, is 8 Cross Street, #17-000 PwC Building, Singapore 048424. SOFTBANK is the sole shareholder of SB Singapore. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present occupation or employment of each director, executive officer and controlling person of SB Singapore is as follows:

PRINCIPAL
OCCUPATION OR
NAME	RESIDENCE OR BUSINESS ADDRESS	EMPLOYMENT
Joshua O. Lubov	1188 Centre Street Newton Center, MA 02459	Director

Hiroaki Ota	Tokyo Shiodome Bldg., 1-9-1, Higashi-shimbashi, Minato-ku, Tokyo, Japan 105-7303	Director

Mabel Woo May Poh	#17-000 PwC Building Singapore 048424.	Director
          SOFTBANK is a Japanese corporation, the principal business of which is a holding corporation. The principal business address of SOFTBANK, which also serves as its principal office, is Tokyo Shiodome Bldg., 1-9-1,Higashi-shimbashi, Minato-ku, Tokyo 105-7303, Japan. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present occupation or employment of each director, executive officer and controlling person of SOFTBANK is as follows:

PRINCIPAL OCCUPATION OR
NAME	RESIDENCE OR BUSINESS ADDRESS	EMPLOYMENT

Masayoshi Son	Tokyo Shiodome Bldg., 1-9-1, Higashi-shimbashi, Minato-ku, Tokyo, Japan 105-7303	President & CEO of SOFTBANK

Yun Ma	Tokyo Shiodome Bldg., 1-9-1, Higashi-shimbashi, Minato-ku, Tokyo, Japan 105-7303	Director of SOFTBANK

Ken Miyauchi	Tokyo Shiodome Bldg., 1-9-1, Higashi-shimbashi, Minato-ku, Tokyo, Japan 105-7303	Director of SOFTBANK; President & CEO of SOFTBANK BB CORP.

Kazuhiko Kasai	Tokyo Shiodome Bldg., 1-9-1, Higashi-shimbashi, Minato-ku, Tokyo, Japan 105-7303	Director of SOFTBANK

Masahiro Inoue	3-6-7, Kita Aoyama, Minato-ku, Tokyo 107-0061, Japan	Director of SOFTBANK; President & CEO of Yahoo Japan Corporation

Ronald D. Fisher	300 Delaware Avenue, Wilmington, DE 19801, U.S.A.	Director of SOFTBANK; Vice Chairman of SOFTBANK Holdings Inc.

Jun Murai, Ph.D	KEIO University Faculty of Faculty of Environmental Information 4-5-29 Komaba Meguro-ku, Tokyo 153-8503	Director of SOFTBANK; Professor, Environmental Information, KEIO University

Tadashi Yanai	Shibuya Mark City West, 13th Floor, 12-1, Dogenzaha, 1-Chome, Shibuya-ku, Tokyo 150-0043, Japan	Director of SOFTBANK; Chairman & CEO of Fast Retailing Co., Ltd.

Mark Schwartz	Tokyo Shiodome Bldg., 1-9-1, Higashi-shimbashi, Minato-ku, Tokyo, Japan 105-7303	Director of SOFTBANK
Item 4. Purpose of Transaction.
          Item 4 is hereby amended by deleting it in its entirety and replacing it with the following:
          In connection with the purchase of an aggregate of 15,098,032 shares of Common

Stock, the Fund entered into the Purchase Agreements (as described in Item 6 herein), which contains provisions regarding, among other things, the acquisition and registration of Common Stock as well as certain provisions regarding the composition of the Company’s Board.
          On June 14, 2010, the Company entered into a definitive Agreement and Plan of Merger, dated as of June 14, 2010 (the “Merger Agreement”), with NTT Data Corporation (“Parent”) and Mobius Subsidiary Corporation, an indirect, wholly owned subsidiary of Parent (the “Purchaser”). Pursuant to the Merger Agreement, among other things, the Purchaser shall make a cash tender offer (the “Offer”) to acquire all of the issued and outstanding shares of Common Stock for a price of $4.65 per share. At the Effective Time (as defined in the Merger Agreement), the Purchaser shall merge with and into the Company (the “Merger”), and as a result, the Company will continue as the surviving corporation and will be a wholly owned subsidiary of the Parent. The descriptions of the Offer, the Merger, and the Merger Agreement set forth herein are qualified in their entirety by reference to the complete agreement governing such matters, which is incorporated by reference herein as Exhibit 4 hereto.
          Concurrently with the execution and delivery of the Merger Agreement, the Fund entered into a Shareholders’ Agreement, dated as of June 14, 2010, with Parent, the Purchaser, the Company, and Venture Tech (the “Shareholders’ Agreement”). Pursuant to, and subject to the terms of, the Shareholders’ Agreement, the Fund agreed, with respect to the 15,098,038 shares of Common Stock held by it, and Venture Tech agreed, with respect to the 11,023,694 shares of Common Stock held by it (collectively, with any additional shares of Common Stock acquired by the Fund or Venture Tech, the “Shares”) (i) to validly tender all of the Shares to Purchaser pursuant to the terms of the Offer, (ii) not to withdraw any of the Shares after such tender unless and until (a) the Offer shall have been terminated or expired in accordance with the terms of the Merger Agreement or (b) the Shareholders’ Agreement shall have been terminated in accordance with its terms, and (iii) to vote the Shares (a) against approval of any proposal made in opposition to, or in competition with, the Offer, the Merger, or any other transactions contemplated by the Merger Agreement, including an Acquisition Proposal (as defined in the Merger Agreement), (b) against any liquidation, dissolution, recapitalization, extraordinary dividend, or other corporate reorganization of the Company, (c) against any action that would result in the failure of any conditions to the Offer as set forth in the Merger Agreement, and (d) in favor of any other matter necessary to consummate the transactions contemplated by the Merger Agreement. The Shareholders’ Agreement provides that if at any time prior to its termination, the Board effects an Adverse Recommendation Change (as defined in the Merger Agreement) without terminating the Merger Agreement, only fifty percent (50%) of the shares of Common Stock currently held by each of the Fund and Venture Tech shall be subject to the Shareholders’ Agreement.
          In addition, pursuant to the Shareholders’ Agreement, the Fund and Venture Tech agreed not to (i) sell, assign, transfer, or encumber any of its Shares or agree to do any of the foregoing, (ii) deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect to the Shares, (iii) enter into any contract, option, or other arrangement or undertaking with respect to the transfer of any of the Shares, or (iv) take any action that would make any representation or warranty of the Fund or Venture Tech untrue or incorrect in any material respect or have the effect of preventing or disabling the Fund or Venture Tech from performing its obligations under the Shareholders’ Agreement. The Fund and Venture Tech further agreed not to take actions to (i) initiate, solicit, or knowingly facilitate or encourage an Acquisition Proposal or (ii) engage with any third party in any discussions or negotiations concerning, or provide any confidential information to any third party in connection with, an Acquisition Proposal.
          The Shareholders’ Agreement terminates automatically upon the earliest to occur of (i) the Effective Time (as defined in the Merger Agreement), (ii) the termination of the Merger Agreement in accordance with its terms, and (iii) a decrease of the Per Share Amount (as defined in the Merger Agreement), change in the form of consideration payable in the Offer, reduction in the maximum number of shares of Common Stock to be purchased in the Offer, imposition of conditions upon the Offer other than those agreed to in the Merger Agreement, modification, waiver, or change in the Minimum Condition (as defined in the Merger Agreement), amendment or modification of the terms of the Offer in a manner adverse to the Company shareholders, and the extension of the Offer in a manner other than in accordance with the Merger Agreement. The descriptions of the Shareholders’ Agreement set forth herein are qualified in their entirety by reference to the complete agreement governing such matters, which is incorporated by reference herein as Exhibit 7 hereto.
Item 5. Interest in Securities of the Issuer.
          Item 5 is hereby amended by deleting Item 5(a) and Item 5(c) in their entirety and replacing them with the following:
(a)      FUND
          The aggregate number of shares of Common Stock that the Fund may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 26,121,732 (consisting of 15,098,038 shares of Common Stock held by the Fund and 11,023,694 shares of Common Stock owned by Venture Tech), which constitutes approximately 63.3% of the outstanding Common Stock. The power to vote and direct the disposition of the 15,098,038 shares of Common Stock owned by the Fund is exercised by the GP.
          By virtue of the Purchase Agreements and the Shareholders’ Agreement, the Reporting Persons may be deemed to be a group with Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Common Stock beneficially owned by Venture Tech. The Fund disclaims membership in any such group and disclaims beneficial ownership of the Common Stock held by Venture Tech.
          GP
          The aggregate number of shares of Common Stock that the GP may be deemed to own beneficially, pursuant to Rule 13d-3 of the Act, is 26,121,732 (consisting of 15,098,038 shares of Common Stock beneficially owned by the GP and 11,023,694 shares of Common Stock owned by Venture Tech), which constitutes approximately 63.3% of the outstanding Common Stock.
          By virtue of the Purchase Agreements and the Shareholders’ Agreement, the Reporting Persons may be deemed to be a group with Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Common Stock beneficially owned by Venture Tech. The GP disclaims membership in any such group and disclaims beneficial ownership of the Common Stock held by Venture Tech.

          SB INVESTMENTS
          The aggregate number of shares of Common Stock that SB Investments may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 26,121,732 (consisting of 15,098,038 shares of Common Stock beneficially owned by the GP and 11,023,694 shares of Common Stock owned by Venture Tech), which constitutes approximately 63.3% of the outstanding Common Stock.
          By virtue of the Purchase Agreements and the Shareholders’ Agreement, the Reporting Persons may be deemed to be a group with Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Common Stock beneficially owned by Venture Tech. SB Investments disclaims membership in any such group and disclaims beneficial ownership of the Common Stock held by Venture Tech.
          ASIA INVESTMENTS
          The aggregate number of shares of Common Stock that Asia Investments may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 26,121,732 (consisting of 15,098,038 shares of Common Stock beneficially owned by the GP and 11,023,694 shares of Common Stock owned by Venture Tech), which constitutes approximately 63.3% of the outstanding Common Stock.
          By virtue of the Purchase Agreements and the Shareholders’ Agreement, the Reporting Persons may be deemed to be a group with Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Common Stock beneficially owned by Venture Tech. Asia Investments disclaims membership in any such group and disclaims beneficial ownership of the Common Stock held by Venture Tech.
          SB SINGAPORE
          The aggregate number of shares of Common Stock that SB Singapore may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 26,121,732 (consisting of 15,098,038 shares of Common Stock beneficially owned by the GP and 11,023,694 shares of Common Stock owned by Venture Tech), which constitutes approximately 63.3% of the outstanding Common Stock.
          By virtue of the Purchase Agreements and the Shareholders’ Agreement, the Reporting Persons may be deemed to be a group with Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Common Stock beneficially owned by Venture Tech. SB Singapore disclaims membership in any such group and disclaims beneficial ownership of the Common Stock held by Venture Tech.
          SOFTBANK
          The aggregate number of shares of Common Stock that SOFTBANK may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 26,121,732 (consisting of 15,098,038 shares of Common Stock beneficially owned by the GP and 11,023,694 shares of

Common Stock owned by Venture Tech), which constitutes approximately 63.3% of the outstanding Common Stock.
          By virtue of the Purchase Agreements and the Shareholders’ Agreement, the Reporting Persons may be deemed to be a group with Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Common Stock beneficially owned by Venture Tech. SOFTBANK disclaims membership in any such group and disclaims beneficial ownership of the Common Stock held by Venture Tech.
(c)     Other than the transactions described in this Amendment No. 2, during the sixty days on or prior to the filing date of this Amendment No. 2, there were no transactions effected in the Common Stock, or securities convertible into, exercisable for or exchangeable for the Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or investment control over the securities thereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          Item 6 is hereby amended by adding the following two paragraphs immediately before the last paragraph therein:
          On June 14, 2010, the Fund entered into a Termination Agreement (the “Termination Agreement”) with the Company and Venture Tech. Pursuant to the Termination Agreement, the Purchase Agreements shall be terminated and cancelled in each and every respect as of the Acceptance Date (as defined in the Merger Agreement). The descriptions of the Termination Agreement set forth herein are qualified in their entirety by reference to the complete agreement governing such matters, which is incorporated herein by reference as Exhibit 8 hereto.
          The descriptions of the Merger Agreement and the Shareholders’ Agreement set forth in Item 4 of this Amendment No. 2 are hereby incorporated by reference in their entirety.
Item 7. Material to be Filed as Exhibits.
          Item 7 is hereby amended by adding the following exhibits:
          Exhibit 6 — Agreement and Plan of Merger, dated as of June 14, 2010, by and among NTT Data Corporation, Mobius Subsidiary Corporation, and Intelligroup, Inc., incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Intelligroup, Inc. with the Securities and Exchange Commission on June 14, 2010.

          Exhibit 7 — Shareholders’ Agreement, dated as of June 14, 2010, among NTT Data Corporation, Mobius Subsidiary Corporation, SB Asia Infrastructure Fund L.P., and Venture Tech Assets Ltd., incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Intelligroup, Inc. with the Securities and Exchange Commission on June 14, 2010.
          Exhibit 8 — Termination Agreement, dated June 14, 2010, by and among Intelligroup, Inc., SB Asia Infrastructure Fund L.P., and Venture Tech Assets Ltd.
          Exhibit 9 — Joint Filing Agreement
          Exhibit 10 — Power of Attorney for SOFTBANK Corp.

Signature
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
June 16, 2010

SB ASIA INFRASTRUCTURE FUND L.P.

By:	/s/ Ronald D. Fisher

Name:	Ronald D. Fisher
Title:	Director of SB Asia Pacific
Investments Limited, which is
The General Partner of SB
Asia Pacific Partners L.P.
which is the General Partner
of SB Asia Infrastructure Fund L.P.

SB ASIA PACIFIC PARTNERS L.P.

By:	/s/ Ronald D. Fisher

Name:	Ronald D. Fisher
Title:	Director of SB Asia Pacific
Investments Limited, which is
the General Partner of SB
Asia Pacific Partners L.P.

SB ASIA PACIFIC INVESTMENTS LIMITED

By:	/s/ Ronald D. Fisher

Name:	Ronald D. Fisher
Title:	Director

ASIA INFRASTRUCTURE INVESTMENTS LIMITED

By:	/s/ Ronald D. Fisher

Name:	Ronald D. Fisher
Title:	Director

SB FIRST SINGAPORE PTE LTD.

By:	/s/ Joshua O. Lubov

Name:	Joshua O. Lubov
Title:	Director

SOFTBANK CORP.

By:	/s/ Ronald D. Fisher

Name:	Ronald D. Fisher
Title:	Attorney-in-Fact of SOFTBANK Corp.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).